Exhibit (a)(62)

Genco Shipping & Trading Limited

Genco Shareholders: The deadline for your vote to be counted at the 2026 Annual Meeting is tonight at 11:59 PM ET. This is your last chance to take action and vote before it’s too late. Vote TODAY on the WHITE proxy card to protect your investment and future upside:

•	“FOR” Genco’s highly qualified directors
•	“WITHHOLD” on Diana Shipping’s handpicked nominees
•	With the Genco Board’s recommendations on other proposals, including the Shareholder Rights Agreement, which protects against Diana taking creeping control of Genco
•	Reject Diana’s inadequate tender offer

Follow the recommendations of all three leading proxy advisory firms — ISS, Glass Lewis and Egan-Jones — and vote FOR all of Genco’s directors.

Genco’s Board is delivering superior value and returns to shareholders and has positioned the Company well to deliver increasing dividends and enhanced value to shareholders in 2026 and beyond.

Diana is attempting to take control of Genco on the cheap through an inadequate tender offer and by relying on gamesmanship and falsehoods to mislead shareholders. Both of Diana’s handpicked director nominees have inextricable ties to Diana’s agenda, are not fit to serve on the Genco Board and pose significant risks to shareholders’ investment.

Don’t wait. We urge you to vote the WHITE proxy card NOW before today’s deadline at 11:59 PM ET.

Voting instructions and legal information can be found here: https://lnkd.in/edntaEVk